FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Amendment Notifications dated 19 January 2016
Exhibit No. 2	Issuer Call Notification 1 dated 19 January 2016
Exhibit No. 3	Issuer Call Notification 2 dated 19 January 2016
Exhibit No. 4	Amendment Notifications dated 20 January 2016
Exhibit No. 5	Notice of Redemption dated 20 January 2016

Exhibit 1

19 January 2016

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B7N21Z34 (RBS 635)

The Royal Bank of Scotland plc is the Issuer (the "Issuer") of the above mentioned Securities.

In accordance with its notice obligations under Condition 12 (Notices), the Issuer hereby gives notice that it has determined to modify the terms and conditions of the Securities (the "Terms and Conditions") in order to correct an error which in the Issuer's absolute discretion is not materially prejudicial to the holder in accordance with Condition 11(d)(i), as included in the Prospectus dated 24 February 2012 relating to the Issuer's Certificate and Warrant Programme.

By virtue of this notice the definition of "Cash Amount", included in the applicable Final Terms of the Securities, shall be amended by deleting the Underlyingi details table in its entirety and replacing with the following:

"Underlyingi Details:

i	Underlying	Aggressive Weight	Balanced Weight	Defensive Weight
1	The iBoxx Eurozone Sovereign Total Return Index ("Index 1")	1/10	1/4	4/10
2	Gold (the "Commodity")	1/5	1/4	3/10
3	The Dow Jones-UBS Commodity Index ("Index 2")	3/10	1/4	1/5
4	The FTSE® 100 Index ("Index 3")	2/15	1/12	1/30
5	The Euro STOXX 50® Index ("Index 4")	2/15	1/12	1/30
6	The S&P 500 Index ("Index 5")	2/15	1/12	1/30

This notice relates to the Securities and must be read in conjunction with, and is subject to, the relevant Final Terms, the applicable Conditions, the Base Prospectus relating to Exercisable Certificates/Warrants and Redeemable Certificates dated 24 February 2012, and the Certificate and Warrant Programme dated 24 February 2012, as supplemented. In the event of any inconsistency between this notice and the Final Terms and the Terms and Conditions, this notice will govern.

Capitalised terms not defined in this notice shall have the same meaning given to them in the Terms and Conditions.

For further information, please contact the Issuer.

Issued by:
The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Contact: Lara Strachan
Email: lara.strachan@rbs.com
Tel: +44 203 361 7148
Address: 250 Bishopsgate, London EC2M 4AA
http://markets.rbs.com

Exhibit 2

19 January 2016

ISSUER CALL NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B5MQ8176 ISIN Code: GB00B5MGG241 ISIN Code: GB00B5MQ8390 ISIN Code: GB00B59N1H81 ISIN Code: GB00B59N1890 ISIN Code: GB00B59N0X74

The terms and conditions of the Securities are (1) the terms and conditions (the "Conditions") set out in the prospectus dated 26 September 2008 relating to the Issuer's Certificate and Warrant Programme (the "Programme Prospectus") and (2) the terms and conditions (the "Product Conditions") set out in the prospectus dated 3 April 2009 relating to the Issuer's Exercisable Certificates/Warrants and Redeemable Certificates programme (which incorporates by reference the provisions referred to in (1) above) (the "Base Prospectus"), as completed by the final terms.

Pursuant to its notice obligations under Condition 11 of the Programme Prospectus, as supplemented from time to time, the Issuer has given notice that it is exercising its right to redeem all of the outstanding Securities pursuant to the Issuer Call provision under Product Condition 8 of the Base Prospectus.

Pursuant to Listing Rule 5.2.8, the Issuer has filed notification of its intention to cancel the above referenced Securities from the UK Listing Authority's Official List and from trading on the London Stock Exchange as of 20 January 2017.

http://www.rns-pdf.londonstockexchange.com/rns/3220M_-2016-1-19.pdf

For further information, please contact:

Contact: Cheryl Mansfield
Email: cheryl.mansfield@rbs.com
Tel: +44 20 7678 1962
Address: 250 Bishopsgate, London EC2M 4AA
http://markets.rbs.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus, the Programme and the relevant final terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, the Programme and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, the Programme and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, the Programme and/or the Final Terms, you must ascertain from the Base Prospectus, the Programme and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 3

19 January 2016

ISSUER CALL NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B4LZCF09 ISIN Code: GB00B4L42N53 ISIN Code: GB00B4XTW837 ISIN Code: GB00B4ZY2N12

The terms and conditions of the Securities are (1) the terms and conditions (the "Conditions") set out in the prospectus dated 25 September 2009 relating to the Issuer's Certificate and Warrant Programme (the "Programme Prospectus") and (2) the terms and conditions (the "Product Conditions") set out in the prospectus dated 3 April 2009 relating to the Issuer's Exercisable Certificates/Warrants and Redeemable Certificates programme (which incorporates by reference the provisions referred to in (1) above) (the "Base Prospectus"), as completed by the final terms.

Pursuant to its notice obligations under Condition 12 of the Programme Prospectus, as supplemented from time to time, the Issuer has given notice that it is exercising its right to redeem all of the outstanding Securities pursuant to the Issuer Call provision under Product Condition 8 of the Base Prospectus.

Pursuant to Listing Rule 5.2.8, the Issuer has filed notification of its intention to cancel the above referenced Securities from the UK Listing Authority's Official List and from trading on the London Stock Exchange as of 20 July 2016.

http://www.rns-pdf.londonstockexchange.com/rns/3230M_-2016-1-19.pdf

For further information, please contact:

Contact: Cheryl Mansfield
Email: cheryl.mansfield@rbs.com
Tel: +44 20 7678 1962
Address: 250 Bishopsgate, London EC2M 4AA
http://markets.rbs.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus, the Programme and the relevant final terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, the Programme and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, the Programme and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, the Programme and/or the Final Terms, you must ascertain from the Base Prospectus, the Programme and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 4

20 January 2016

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B4Z3XG87 (RBS 430)

The Royal Bank of Scotland plc is the Issuer (the "Issuer") of the above mentioned Securities.

In accordance with its notice obligations under Condition 12 (Notices), the Issuer hereby gives notice that it has determined to modify the terms and conditions of the Securities (the "Terms and Conditions") in order to correct manifest errors in accordance with Condition 11(d)(ii), as included in the Prospectus dated 23 September 2010 relating to the Issuer's Certificate and Warrant Programme.

(i)
By virtue of this notice the definition of "Cash Amount", included in the applicable Final Terms of the Securities, shall be amended as detailed below: The sentence "(ii) if the Final Reference Price is less than the Strike Price, zero.", shall be  deleted in its entirety and replaced with the following:

"(ii) if the Final Reference Price 1 is less than the Strike Price, zero."; and

(ii)	The "Total Fee" formula shall be deleted in its entirety and replaced as follows:

T Σ t=1	[	Ut U0	X FR X DCF (t - 1, t)	]

This notice relates to the Securities and must be read in conjunction with, and is subject to, the relevant Final Terms, the applicable Conditions, the Base Prospectus relating to Exercisable Certificates/Warrants and Redeemable Certificates dated 1 April 2011, and the Certificate and Warrant Programme dated 23 September 2010, as supplemented. In the event of any inconsistency between this notice and the Final Terms and the Terms and Conditions, this notice will govern.

Capitalised terms not defined in this notice shall have the same meaning given to them in the Terms and Conditions.

For further information, please contact the Issuer.

Issued by:
The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Contact: Lara Strachan
Email: lara.strachan@rbs.com
Tel: +44 203 361 7148
Address: 250 Bishopsgate, London EC2M 4AA
http://markets.rbs.com

Exhibit 5
Notice of Redemption

The Royal Bank of Scotland plc (the "Issuer")

The holders of the £500,000,000 Fixed Rate Undated Subordinated Notes issued under the £12,000,000,000 Euro Medium Term Note Programme (ISIN Code: XS0164828385 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 14 March 2016. The amount of the Notes currently outstanding is £54,582,000.

The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par, together with interest accrued to (but excluding) the Redemption Date and including all Arrears of Interest. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 January 2016

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary